April 11, 2013

VIA EDGAR and FACSIMILE

Jennifer Gowetski, Senior Counsel

Sandra B. Hunter, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Bluerock Multifamily Growth REIT, Inc. (the “Company”)
Registration Statement on Form S-11
Commission File No. 333-184006

Dear Ms. Gowetski and Ms. Hunter:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it becomes effective at 4:00 p.m. Eastern Time on April 12, 2013, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date to the Company in writing.

The Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chip Cunningham at 804-525-1795 of Kaplan Voekler Cunningham & Frank PLC, counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Bluerock Multifamily Growth REIT, Inc.

By:	/s/ Randy I. Anderson
Name:	Randy I. Anderson
Title:	Chief Executive Officer

cc:	Mr. Michael L. Konig
Mr. Richard P. Cunningham